SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 15, 2006*, of SPW - PPM Energy Presentation

ScottishPower - PPM Energy Presentation

ScottishPower is hosting a presentation this afternoon for investors and analysts on its non-regulated US business, PPM Energy.

No material new information will be disclosed in the presentation nor will there be any statement on current trading.

The presentation materials and a recording of the webcast will be made available on the Company's website www.scottishpower.com from 09.00 am (GMT) on 16 June
2006.

Further Information

Jennifer Lawton        Investor Relations Director         0141 636 4527

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 15, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary